FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June 2005

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

42 St Andrew Square
Edinburgh EH2 2YE
Scotland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements, in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K: ________

Enclosures:	1.	Change in role of Director announcement made on 1 June 2005
	2.	Scrip Dividend announcement made on 2 June 2005
	3.	Director Shareholding announcement made on 6 June 2005
	4.	Director Shareholding announcement made on 8 June 2005
	5.	Issue of Equity announcement made on 9 June 2005
	6.	Issue of Equity announcement made on 15 June 2005
	7.	Settlement Agreement announcement made on 20 June 2005
	8.	Directorate Change announcement made on 23 June 2005

Enclosure No. 1

THE ROYAL BANK OF SCOTLAND GROUP plc ('RBS')

RBS announces that Gordon Pell, currently Executive Director & Chairman, Retail Banking & Wealth Management will be extending his executive responsibilities to include the Retail Direct Division.

His revised role as Executive Chairman, Retail Markets, will continue to be to support the existing Chief Executives of the relevant operating Divisions in the co-ordination and delivery of our multi-brand retail strategy.

Enclosure No. 2

The Royal Bank of Scotland Group plc

Scrip Dividend

3,773,739 new ordinary shares of 25 pence each will expect to be listed on 3 June 2005 as fully paid up under the Company's Scrip Dividend Scheme. These new shares will rank pari passu in all respects with the existing shares of the Company. Application has been made to the UK Listing Authority and the London Stock Exchange for the new shares to be admitted to the Official List.

Further copies of this announcement are available at the Company's Offices at 36 St Andrew Square, Edinburgh, EH2 2YB and a copy of the above document has been submitted to the UK Listing Authority, and will shortly be available for inspection at the UK Listing Authorities Document Viewing Facility, which is situated at:

Financial Services Authority

25 The North Colonnade

Canary Wharf

London E14 5HS

Tel: 0207 676 1000

Enclosure No. 3

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

The Royal Bank of Scotland Group plc

2. Name of director

Eileen Alison Mackay

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Self

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Eileen Alison Russell

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

Self

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Shares issued in lieu of a cash dividend for the final dividend for the year ended 31 December 2004

7. Number of shares / amount of stock acquired

73

8. Percentage of issued class

-

9. Number of shares/amount of stock disposed

-

10. Percentage of issued class

-

11. Class of security

Ordinary Shares of 25p

12. Price per share

£17.136

13. Date of transaction

3 June 2005

14. Date company informed

3 June 2005

15. Total holding following this notification

6414

16. Total percentage holding of issued class following this notification

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

24. Name of contact and telephone number for queries

Hew Campbell, Head of Group Secretariat 0131 523 4711

25. Name and signature of authorised company official responsible for making this notification

Date of Notification

6 June 2005

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

The Royal Bank of Scotland Group plc

2. Name of director

Eileen Alison Mackay

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Self & spouse

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Alastair Muir Russell and Eileen Alison Russell

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

Self & spouse

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Shares issued in lieu of a cash dividend for the final dividend for the year ended 31 December 2004

7. Number of shares / amount of stock acquired

79

8. Percentage of issued class

-

9. Number of shares/amount of stock disposed

-

10. Percentage of issued class

-

11. Class of security

Ordinary Shares of 25p

12. Price per share

£17.136

13. Date of transaction

3 June 2005

14. Date company informed

3 June 2005

15. Total holding following this notification

6493

16. Total percentage holding of issued class following this notification

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

24. Name of contact and telephone number for queries

Hew Campbell, Head of Group Secretariat 0131 523 4711

25. Name and signature of authorised company official responsible for making this notification

Date of Notification

6 June 2005

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

Enclosure No. 4

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

The Royal Bank of Scotland Group plc

2. Name of director

Sir Fred Goodwin

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Sir Fred Goodwin

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

The Royal Bank of Scotland plc Trustee Account BAYE and Profit Sharing

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

Sir Fred Goodwin

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Participation in The Royal Bank of Scotland Group plc Share Incentive Plan

7. Number of shares / amount of stock acquired

8

8. Percentage of issued class

-

9. Number of shares/amount of stock disposed

-

10. Percentage of issued class

-

11. Class of security

Ordinary Shares of 25p

12. Price per share

£16.28

13. Date of transaction

7 June 2005

14. Date company informed

7 June 2005

15. Total holding following this notification

65,004

16. Total percentage holding of issued class following this notification

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

24. Name of contact and telephone number for queries

Hew Campbell, Head of Group Secretariat 0131 523 4711

25. Name and signature of authorised company official responsible for making this notification

Hew Campbell, Head of Group Secretariat

Date of Notification

8 June 2005

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

Enclosure No. 5

The Royal Bank of Scotland Group plc

9th June 2005

THE ROYAL BANK OF SCOTLAND GROUP PLC CONSIDERS ISSUE OF NON-CUMULATIVE PREFERRED SECURITIES

The Royal Bank of Scotland Group plc ("RBS") is considering an issue of fixed rate Non-Cumulative Preferred Securities denominated in Euros. RBS is being advised in this matter by BNP PARIBAS, Deutsche Bank, RBS FM and UBS Investment Bank.

For further information, please contact:

The Royal Bank of Scotland Group plc

Ron Huggett	Richard O'Connor
Capital Raising Director	Head of Investor Relations
280 Bishopsgate	280 Bishopsgate
London	London
EC2M 4RB	EC2M 4RB
Tel: 020 7085 4925	Tel: 020 7672 1758

Stabilisation / FSA

Enclosure No. 6

THE ROYAL BANK OF SCOTLAND GROUP

AGREES PRICE FOR THE ISSUE OF EURO 1,250 MILLION PREFERRED SECURITIES

15th June 2005

The Royal Bank of Scotland Group plc ("the Group") is pleased to announce the pricing of 1,250,000 Category II Non-cumulative Euro Preferred Securities to be designated Series 2 ("the Series 2 Euro Preferred Securities"), at a subscription price of Euro 1,000 per security, with a coupon of 5.25%.

Non-cumulative preferential dividends on the Series 2 Euro Preferred Securities will be payable in Euro annually in arrear on 30 June, with the first payment being on the 30th June 2006. The Series 2 Euro Preferred Securities can be redeemed on each quarter end on or after the 30th June 2010 at Euro 1,000 per security, plus accrued dividends for the then-current dividend period.

The Group is being advised in connection with the issue by BNP PARIBAS, Deutsche Bank, RBS FM and UBS Investment Bank.

The Series 2 Euro Preferred Securities have not been nor will be registered under the United States Securities Act of 1933, as amended (the "Securities Act"), or under any state securities laws and may not be offered, sold or delivered in the United States, or to or for the account or benefit of US persons (as defined under Regulation S under the Securities Act) unless registered under the Securities Act or an exemption from the registration requirements of the Securities Act is available. The Series 2 Euro Preferred Securities are being offered and sold only to certain persons in transactions outside the United States in compliance with Regulation S under the Securities Act.

Stabilisation FSA / IPMA

For further information, please contact;

The Royal Bank of Scotland Group plc

Fred Watt Group Finance Director 42 St Andrew Square Edinburgh EH2 2YE Tel: 0131 523 5171	Ron Huggett Capital Raising Director 280 Bishopsgate London EC2M 4RB Tel: 020 7085 4925

Enclosure No. 7

The Royal Bank of Scotland Group plc ("RBS Group")

RBS Group has entered into a settlement agreement with respect to the litigation brought by the bankruptcy estate of Enron Corp. and certain of its affiliates against a number of financial institutions, including certain members of the RBS Group. The settlement for a net payment of US$20m, along with subordination of certain of its claims, recognises the very limited role of RBS in this dispute. RBS continues to defend vigorously the other Enron related actions into which it has been joined as a defendant.

18 June 2005

Contact Details

Hew Campbell

Head of Group Secretariat

Telephone 07836 765878

Carolyn McAdam

Head of Media Relations

Telephone 07796 274 968

Enclosure No. 8

The Royal Bank of Scotland Group plc

Executive Changes

Mr Fred Watt, Group Finance Director, The Royal Bank of Scotland Group plc ("RBS") announces his intention to leave the Group later in the year.

Commenting on his decision, Mr Watt said:

"When you are working for a great organisation, with great people, it's never easy to make the decision to leave and I know that I will miss them. However, I have a very young family and consider myself very fortunate to be able to make a choice to spend more time with them. I can't put their growing up on hold - my family is my number one priority."

"Not many people have had the opportunity to work in an organisation that has gone through such a major transformation in such a short period of time. I feel privileged to have been part of RBS during this exciting time and have very much enjoyed working so closely with Fred and the rest of the team."

Commenting on Mr Watt's decision, Sir Fred Goodwin, Group Chief Executive, said: "Fred has made an outstanding contribution as Group Finance Director since joining in 2000. I will miss him as a colleague, but will retain him as a friend. I fully respect his decision and the reasons for it: I'll be sad to see him go, as will the rest of the Board."

Contacts:

Howard Moody

Group Director, Communications

0131 523 2056

Richard O'Connor

Head of Investor Relations

0207 672 1763

23 June 2005

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 30 June 2005

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ H Campbell

Name: Title:	H Campbell Head of Group Secretariat